Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

SemiLEDs Corporation:

We consent to the incorporation by reference in the registration statement (No. 333-171107) on Form S-8 of SemiLEDs Corporation of our report dated October 26, 2010, except for the amendment to the preferred stock automatic conversion provisions discussed in Note 9, for which the date is November 20, 2010, and except for the effect of the reverse stock split described in Note 9, for which the date is December 5, 2010, with respect to the consolidated statements of operations, equity and comprehensive income (loss), and cash flows for the year ended August 31, 2010, and the related financial statement schedule for the year ended August 31, 2010, which report appears in the August 31, 2012 annual report on Form 10-K of SemiLEDs Corporation.

/s/ KPMG, LLP

Boise, Idaho

December 12, 2012